DLCC Prime, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2025

--PUBLIC--

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70716

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **DLCC Prime, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
111 Town Square Place

(No. and Street)

Jersey City	**NJ**	**07310**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Sherry	**646-263-8406**	**bob@dlccprime.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

325 N. St. Paul Street, Suite 3100	**Dallas**	**TX**	**75201**
(Address)	(City)	(State)	(Zip Code)

09/18/2003	**#169**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Sherry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DLCC Prime, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

David Jin Pak
Notary Public - State of New Jersey
Commission Expires - Oct. 15, 2030

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
DLCC Prime, LLC

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of DLCC Prime, LLC (the Company) as of December 31, 2025, and the related notes (collectively, the statement of financial condition). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
February 10, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

TABLE OF CONTENTS

DLCC PRIME, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	120,677
Prepaid expenses		3,478
	$	124,155

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	-
Member's equity		124,155
	$	124,155

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS
December 31, 2025

Note 1

THE COMPANY AND IT'S SIGNIFICANT ACCOUNTING POLICIES

The Company. DLCC Prime, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with a formation date of January 28, 2021. The Company is a wholly owned subsidiary of Digital Prime Technologies, LLC (the "Parent Company"). The Company is a registered broker-dealer with the United States Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation as of September 21, 2022. The Company is engaged in the licensing of trading software to clients.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates that affect the reported amounts of assets liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Concentration of Credit Risk. The Company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments, nor have they generated any revenue.

Note 2

Related party transactions. The Company, on a monthly basis, incurs a contractually established reimbursement fee to the Parent Company for expenses paid on its behalf. This fee includes office space rental, IT/technical support service fees and general office/administrative fees. During the period ended December 31, 2025, the Company incurred Occupancy, IT/technical support and Office/General Administrative expenses, reimbursable to the Parent Company, in the amount of $30,000.

Segment Reporting. The Company is engaged in one single line of business, the licensing of trading software to clients, which is comprised of one class of service. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excel net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the are the same as those described in the summary of accounting policies.

Note 3

COMMITMENTS AND CONTINGENCIES

The Company is on a month-to-month lease with Digital Prime Technologies, LLC. During the year ended December 31, 2025, the Company paid rent expense of $18,000.

Note 4

NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000, or 6 2/3 % of aggregate indebtedness ($0) and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

The Company's ratio at December 31, 2025 was 0 to 1. The basic concept of the Rule is liquidity, its object being to require broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2025, the Company had net capital of $120,677 which was $115,677 below the amount required by the SEC.